AMENDED AND RESTATED BY-LAWS OF TARGETED SHOPPING SOLUTIONS, INC.,

a Corporation Incorporated Under the Laws of the State of Colorado

WHERAS, on or about January 10, 2008, the then existing shareholders of Targeted Shopping Solutions, Inc. (the "Company") adopted Bylaws; and

WHERAS, the current Shareholders and Board of Directors of the Company wish to amend and restate the Company's Bylaws to read in full as set forth below.

1.   CORPORATE OFFICE AND REGISTERED AGENT. The Board of Directors has the power to determine the location of the corporation's principal place of business and registered office, which need not be the same location. The Board of Directors also has the power to designate the corporation's registered agent, who may be, but need not be, an officer or director.

2.   DATE AND TIME OF SHAREHOLDERS ANNUAL MEETING. The annual Shareholders meeting will be held on a day and time each year to be designated by resolution of the Board of Directors. This meeting is for the purpose of electing directors and for transacting any other necessary business. If the designated day is a Saturday, Sunday, or legal holiday, the meeting will be held on the next business day.

3.   SHAREHOLDERS SPECIAL MEETING. Special meetings of Shareholders may be called at any time and for any purpose upon written notice consistent with Section 5 of these bylaws. These meetings may be called by either the President or the Chairman of the Board of Directors, or upon request of a majority of the Shareholders of the corporation. The request for a special meeting must be made in writing and must state the time, place, and purpose of the meeting. The request should be given to the Secretary of the corporation, who will prepare and send written notice to all Shareholders of record who are entitled to vote at the meeting. A request for a special Shareholders meeting, setting forth the time, place, and purpose and signed by all Shareholders shall constitute a Waiver of Notice of the meeting.

4.   PLACE OF SHAREHOLDERS MEETING. The Board of Directors has the power to designate the place for shareholders meetings, unless a Waiver of Notice of the meeting is signed by all Shareholders designating the place for the meeting. If no place is designated, either by the Board of Directors or all of the Shareholders, then the place for the meeting will be the principal office of the corporation. The Board of Directors may designate a secure, electronic, virtual meeting room, using software such as that provided by Zoom Video Communications, Inc., as the place for shareholders meetings under this Section 4.

5.   NOTICE OF SHAREHOLDERS MEETINGS. Written notice of Shareholders meetings must be sent to each Shareholder of record entitled to vote at the meeting, unless such notice is waived by each Shareholder. The Notice must be sent no less than ten (10) days, nor more than sixty (60) days before the date of the meeting. The Notice should be sent to the Shareholders' address, as shown in the corporate Stock Transfer Book, and/or to the valid email addresses of the Shareholders, which will be provided to the corporation by said Shareholders. The Notice will include the place, date, and time of the meeting. Notices for special meetings must also include the purpose of the meeting. When Notices are sent, the Secretary of the corporation must prepare an Affidavit of Mailing of Notices. Shareholders may waive notice of meetings, if done in writing, except that attendance at a meeting is considered a waiver of notice of the meeting.

6.   SHAREHOLDERS ENTITLED TO NOTICE, TO VOTE, OR TO DIVIDENDS. For the purpose of determining which Shareholders are entitled to Notice, to vote at meetings, or to receive dividends, the Board of Directors may order that the corporate Stock Transfer Books be closed fifteen (15) days prior to a meeting or the issuance of a dividend. The Shareholders entitled to receive notice, vote at meetings, or receive dividends are those who are recorded in the Stock Transfer Book upon the closing of the Book. Instead of closing the Book, the Board of Directors may also set a Record Date. The shareholders recorded in the Stock Transfer Book at the close of business on the Record Date will be entitled to receive notice, vote at meetings, or receive dividends. A list of Shareholders entitled to receive notice, vote at meetings, or receive dividends will be prepared by the Secretary, when necessary and provided to the officers of the corporation. Every Shareholder who is entitled to receive notice, vote, or receive dividends is also entitled to examine the list and the corporate Stock Transfer Book.

7.   SHAREHOLDERS QUORUM. A Quorum for Shareholders meeting will be a majority of the outstanding shares that are entitled to vote at the meeting, whether in person or represented by proxy. Once a Quorum is present, business may be conducted at the meeting, even if Shareholders leave prior to adjournment.

8.   SHAREHOLDERS PROXIES. At all meetings of Shareholders, a Shareholder may vote by signed proxy or by power of attorney. To be valid, a proxy must be filed with the Secretary of the corporation prior to the stated time of the meeting. No proxy may be valid for over eleven (11) months, unless the proxy specifically states otherwise. Proxies may always be revocable prior to the meeting for which it is intended. Attendance at the meeting for which a proxy has been authorized always revokes the proxy.

9.   VOTING. Each outstanding share of the corporation, which is entitled to vote as shown on the Stock Transfer Book, will have one vote. The vote of the holders of a majority of the shares entitled to vote will be sufficient to decide any matter, unless a greater number is required by the Articles of Incorporation or by state law. Adjournment shall be by majority vote of those shares entitled to vote.

10.   SHAREHOLDER CONSENT RESOLUTIONS. Any action which may be taken at a Shareholders meeting may be taken instead without a meeting, if a resolution is consented to, in writing, by holders of a majority of the shares held by those who would be entitled to vote.

11.   SHAREHOLDERS CUMULATIVE VOTING RIGHTS. There shall be cumulative voting for the election of Directors.

12.   POWERS OF THE BOARD OF DIRECTORS. The affairs of the corporation will be managed by the Board of Directors. The Board of Directors will have all powers available under the state laws, including the power to appoint and remove officers, agents, and employees; the power to change officers, registered agent, and registered office of the corporation; the power to issue shares of stock; the power to borrow money on behalf of the corporation, including the power to execute any evidence of indebtedness on behalf of the corporation; and the power to enter into contracts on behalf of the corporation.

13.   NUMBER OF DIRECTORS AND TERM OF OFFICE.   The number of Directors will not be less than two (2), nor more than seven (7). Each Director will hold office for one (1) year or until a successor is elected, whichever is longer. Directors will be elected at the annual meeting of the Shareholders or at a special meeting of shareholders called for that purpose.

14.   DATE AND TIME OF ANNUAL MEETING OF THE BOARD OF DIRECTORS. The annual Board of Directors meeting will be held on a day and time to be designated by resolution of the Board of Directors. This meeting is for the purpose of appointing officers and for transacting any other necessary business.   If this day is a Saturday, Sunday, or legal holiday, the meeting will be held on the next business day.

15.   SPECIAL MEETINGS OF THE BOARD OF DIRECTORS. Special meetings of the Board of Directors may be called at any time for any purpose. These meetings may be called by either the President or any Director. The request for special meeting must be made in writing and state the time, place, and purpose of the meeting. The request should be given to the Secretary of the corporation, who will prepare and send written notice to all Directors.

16.   PLACE OF BOARD OF DIRECTORS MEETING. The Board of Directors has the power to designate the place for Directors' meetings. If no place is designated, then the place for the meeting will be the principal office of the corporation.

17.   NOTICE OF BOARD OF DIRECTORS MEETINGS. Written Notice of Board of Directors meetings must be sent to each Director. The Notice must be sent no less than five (5) business days, nor more than thirty (30) days before the date of the meeting. The Notice should be sent to the Directors' address, as shown in the corporate records. The Notice will include the place, date, and time of the meeting, and for special meetings the purpose of the meeting. When Notice is sent, the Secretary of the corporation must prepare an Affidavit of Mailing of Notices. Directors may waive notice of meetings, if done in writing, except that attendance at a meeting is considered a waiver of notice of meeting.

18.   BOARD OF DIRECTORS QUORUM. A Quorum for Directors' meetings will be a majority of the Directors. Once a Quorum is present, business may be conducted at the meeting, even if Directors leave prior to adjournment.

19.   BOARD OF DIRECTORS VOTING. Each Director will have one vote. The vote of a majority of the Directors will be sufficient to decide any matter, unless a greater number is required by the Articles of Incorporation or state law. Adjournment shall be by majority vote.

20.   BOARD OF DIRECTORS CONSENT RESOLUTIONS. Any action which may be taken at a Directors meeting may be taken instead without a meeting, if a resolution is consented to, in writing, by all Directors.

21.   PRESUMPTION OF ASSENT. A Director who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to all action taken at the meeting unless (i) the Director objects at the beginning of the meeting, or promptly upon the arrival of the Director, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting; (ii) the Director contemporaneously requests that such Director's dissent or abstention as to any specific action taken be entered in the minutes of the meeting; or (iii) the Director causes written notice of such Director's dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the secretary promptly after the adjournment of the meeting. A Director may dissent to a specific action at a meeting, while assenting to others. The right to dissent to a specific

action taken at a meeting of the Board of Directors shall not be available to a Director who voted in favor of such action.

22.   REMOVAL OF DIRECTORS. A Director may be removed from office, with or without cause, at a special meeting of the Shareholders called for that purpose.

23.   FILLING DIRECTOR VACANCIES. A vacancy on the Board of Directors may be filled by a majority vote of the remaining Directors, even if technically less than a Quorum. A Director elected to fill a remaining term will hold office until the next annual Shareholders meeting.

24.   SALARIES OF DIRECTORS. The salaries of Directors will be fixed by the Board of Directors and may be altered at any time by the Board. A Director may receive a salary, even if he/she receives a salary as an officer.

25.   FIDUCIARY DUTY OF DIRECTORS. Each director owes a fiduciary duty of good faith and reasonable care with regard to all actions taken on behalf of the corporation. Each Director must perform her/his duties in good faith in a manner that she/he reasonably believes to be in the best interests of the corporation, using ordinary care and prudence.

26.   NUMBER OF OFFICERS. The officers of the corporation will include a Chairman, President, a Treasurer, and Secretary and such Vice Presidents and Assistant Treasurers and Assistant Secretaries as may be appointed by the Board. Any two or more offices may be held by the same person.

27.   APPOINTMENT AND TERMS OF OFFICERS. The officers of the corporation will be appointed by the Directors. Each officer will hold office until death, resignation, or removal by the Board of Directors.

28.   REMOVAL OF OFFICERS. Any officer may be removed by the Board of Directors, with or without cause. Appointment of an officer does not create any contract rights for the officers.

29.   FILLING OFFICER VACANCIES.   A vacancy in any office, for any reason, may be filled by the Board of Directors for the unexpired term.

30.   DUTIES OF THE CHAIRMAN.   The Chairman shall oversee all activities of the corporation and has authority to sign for and bind the corporation as authorized by the Board of Directors. The Chairman will preside at all Shareholders and Directors meetings and perform any other duties as prescribed by the Board of Directors.

31.   DUTIES OF THE PRESIDENT. The President is the principal executive officer of the corporation for the management of the day-to-day activities of the corporation and is subject to control by the Board of Directors. The President will supervise and control all of the business and activities of the corporation and shall have authority to sign for and bind the corporation with respect to day-to-day routine activities. The President shall have authority to sign for and bind the corporation with respect to non-routine transactions as authorized by the Board of Directors.

32.   DUTIES OF VICE-PRESIDENT. Vice-Presidents of the corporation will have primarily responsibility to oversee the activities of the various departments and functions of the corporation as prescribed by the Board of Directors or the President and will perform any other duties, as prescribed by the Board of Directors or the President.

33.   DUTIES OF THE SECRETARY. The Secretary will keep the minutes of all Shareholders and Directors meetings. The Secretary will provide Notices of all meetings, as required by the by-laws. The Secretary will be the custodian of the corporate records, corporate Stock Transfer Book, and other corporate documents. The Secretary will keep a list of all Shareholders, Directors, and officers' addresses. The Secretary will sign, along with other officers, the corporation's stock certificates. The secretary will also perform any other duties, as prescribed by the Board of Directors. Assistant Secretaries shall assist the Secretary with all of the above functions and may fill the role of Secretary in the absence of the Secretary.

34.   DUTIES OF THE TREASURER. The Treasurer will be custodian of all corporate funds and securities. The Treasurer will receive and pay out funds that are receivable or payable to the corporation from any source. The Treasurer will deposit all corporate funds received into the corporate bank accounts, as designated by the Board of Directors. The Treasurer will also perform any other duties, as prescribed by the Board of Directors. Assistant Treasurers shall assist the Treasurer with all of the above functions and may fill the role of Treasurer in the absence of the Treasurer.

35.   SALARIES OF OFFICERS. The salaries of the officers will be fixed by the Board of Directors and may be altered at any time by the Board. An officer may receive a salary, even if she/he receives a salary as a Director.

36.   STOCK CERTIFICATES. Certificates that represent shares of ownership in the corporation will be in the form designated by the Board of Directors. Certificates will be signed by the President or a Vice President and the Secretary or Assistant Secretary of the corporation. Certificates will be consecutively numbered. The name and address of the person receiving the issued shares, the certificate number, the number of shares, and the date of issue will be recorded by the Secretary of the corporation in the corporate Stock Transfer Book. Shares of the corporation' s stock may only be transferred on the Stock Transfer Book of the corporation by the holder of the shares in whose name they were issued, as shown in the Stock Transfer Book, or by his/ her legal representative.

37.   FINANCIAL MATTERS. The Board of Directors will determine the accounting methods and fiscal year of the corporation. All checks, drafts, or other methods for payment shall be signed by an officer or other corporate representative, determined by resolution of the Board of Directors. All notes, mortgages, or other evidence of indebtedness shall be signed by an officer determined by resolution of the Board of Directors. No contracts will be entered into on behalf of the corporation, unless authorized by a resolution of the Board of Directors. No documents may be executed on behalf of the corporation, unless authorized by a resolution by the Board of Directors.   A Board of Directors' resolution may be for specific or a general authorization.

38.   LOANS TO OFFICERS OR DIRECTORS. The corporation may not lend any money to an officer or Director of the corporation unless the loan has been approved by a majority of the shares of all stock of the corporation.

39.   AMENDMENTS TO THE BY-LAWS. These by-laws may be amended in any manner by majority vote of the Board of Directors at any annual or special meeting. Any amendments by the Board of Directors are subject to approval by majority vote of the Shareholders at any annual or special meeting.

40.   DEADLOCK. The corporation shall be dissolved if the Directors are deadlocked in the management of the corporate affairs such as to cause irreparable injury to the corporation or to render the Directors unable to conduct the business of the corporation to the advantage of the shareholders generally and the shareholders are unable to break the deadlock.

41.   INDEMNIFICATION. For the purposes of Sections 41 through 49, a "Proper Person" means any person (including the estate or personal representative of a Director) who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, by reason of the fact that such individual is or was a Director, officer, employee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, partner, trustee, employee, fiduciary or agent of any foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, or other enterprise or employee benefit plan. The corporation shall indemnify any Proper Person against reasonably incurred expenses (including attorneys' fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by such Proper Person in connection with such action, suit or proceeding if it is determined by the groups set forth in Section 44 that such Proper Person conducted himself in good faith and reasonably believed (i) in the case of conduct in the official capacity of such Proper Person with the corporation, that the conduct of such Proper Person was in the corporation's best interests; or (ii) in all other cases (except criminal cases), that the conduct of such Proper Person was at least not opposed to the corporation's best interests; or (iii) in the case of any criminal proceeding, that the Proper Person had no reasonable cause to believe such conduct was unlawful. Official capacity means, when used with respect to a director, the office of director and, when used with respect to any other Proper Person, the office in a corporation held by the officer or the employment, fiduciary or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. Official capacity does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

A Director's conduct with respect to an employee benefit plan for a purpose the Director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement in (ii) of this Section 41. A Director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirement of this Section 1 that a director acted in good faith.

No indemnification shall be made under Section 41 through 49 to a Proper Person with respect to any claim, issue or matter in connection with a proceeding by or in the right of a corporation in which the Proper Person was adjudged liable to the corporation or in connection with any proceeding charging that the Proper Person derived an improper personal benefit, whether or not involving action in an official capacity, in which such Proper Person was adjudged liable on the basis that such Proper Person derived an improper personal benefit. Further, indemnification under this Section 41 in connection with a proceeding brought by or in the right of the corporation shall be limited to reasonable expenses, including attorneys' fees, incurred in connection with the proceeding.

42.   RIGHT TO INDEMNIFICATION. The corporation shall indemnify any Proper Person who was wholly successful, on the merits or otherwise, in defense of any action, suit, or proceeding as to which

such Proper Person was entitled to indemnification under Section 4l against expenses (including attorneys' fees) reasonably incurred by such Proper Person in connection with the proceeding without the necessity of any action by the corporation other than the determination in good faith that the defense has been wholly successful.

43. EFFECT OF TERMINATION OF ACTION. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person seeking indemnification did not meet the standards of conduct described in Section 41. Entry of a judgment by consent as part of a settlement shall not be deemed an adjudication of liability, as described in Section 42.

44. GROUPS AUTHORIZED TO MAKE INDEMNIFICATION DETERMINATION. Except where there is a right to indemnification as set forth in Sections 41 or 42 or where indemnification is ordered by a court in Section 45, any indemnification shall be made by the corporation only as determined in the specific case by a proper group that indemnification of the Proper Person is permissible under the circumstances because the Proper Person has met the applicable standards of conduct set forth in Section 41. This determination shall be made by the Board of Directors by a majority vote of those present at a meeting at which a Quorum, as defined hereunder in this Section 44, is present. For purposes of Sections 41 through 49, a "Quorum" shall consist of all Directors not party to the proceeding. If a Quorum cannot be obtained, the determination shall be made by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more Directors not parties to the proceeding, except that directors who are parties to the proceeding may participate in the designation of directors for the committee. If a Quorum of the Board of Directors cannot be obtained and the committee cannot be established, or even if a Quorum is obtained or the committee is designated and a majority of the directors constituting such Quorum or committee so directs, the determination shall be made by (i) independent legal counsel selected by a vote of the Board of Directors or the committee in the manner specified in this Section 44 or, if a Quorum of the full Board of Directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors (including Directors who are parties to the action) or (ii) a vote of the Shareholders.

Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

45. COURT-ORDERED INDEMNIFICATION. Any Proper Person may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction for mandatory indemnification under Section 42, including indemnification for reasonable expenses incurred to obtain court-ordered indemnification. If a court determines that the Proper Person is entitled to indemnification under Section 42, the court shall order indemnification, including the Proper Person's reasonable expenses incurred to obtain court-ordered indemnification. If the court determines that such Proper Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such Proper Person met the standards of conduct set forth in Section 41 or was adjudged liable in the proceeding, the court may order such indemnification as the court deems

proper except that if the Proper Person has been adjudged liable, indemnification shall be limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

46.   ADVANCE OF EXPENSES. Reasonable expenses (including attorneys' fees) incurred in defending an action, suit or proceeding as described in Section 41 may be paid by the corporation to any Proper Person in advance of the final disposition of such action, suit or proceeding upon receipt of (i) a written affirmation of such Proper Person's good faith belief that such Proper Person has met the standards of conduct prescribed by Section 41; (ii) a written undertaking, executed personally or on the Proper Person's behalf, to repay such advances if it is ultimately determined that such Proper Person did not meet the prescribed standards of conduct (the undertaking shall be an unlimited general obligation of the Proper Person but need not be secured and may be accepted without reference to financial ability to make repayment); and (iii) a determination is made by the proper group (as described in Section 44) that the facts as then known to the group would not preclude indemnification. Determination and authorization of payments shall be made in the same manner specified in Section 44.

47.   ADDITIONAL INDEMNIFICATION TO CERTAIN PERSONS OTHER THAN DIRECTORS. In addition to the indemnification provided to officers, employees, fiduciaries or agents because of their status as Proper Persons under Section 41 through 49, the corporation may also indemnify and advance expenses to them if they are not Directors of the corporation to a greater extent than is provided in these bylaws, if not inconsistent with public policy, and if provided for by general or specific action of its Board of Directors or Shareholders or by contract.

48.   WITNESS EXPENSES. Section 41 through 49 do not limit the corporation's authority to pay or reimburse expenses incurred by a Director in connection with an appearance as a witness in a proceeding at a time when such individual has not been made a named as a defendant or respondent in the proceeding.

49.   REPORT TO SHAREHOLDERS. Any indemnification of or advance of expenses to a Director in accordance with Section 41 through 49, if arising out of a proceeding by or on behalf of the corporation, shall be reported in writing to the Shareholders with or before the notice of the next Shareholders' meeting. If the next Shareholder action is taken without a meeting at the instigation of the Board of Directors, such notice shall be given to the Shareholders at or before the time the first Shareholder signs a writing consenting to such action.

50.   PROVISION OF INSURANCE. By action of the Board of Directors, notwithstanding any interest of the Directors in the action, the corporation may purchase and maintain insurance, in such scope and amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a Director, officer, employee, fiduciary or agent of the corporation, or who, while a Director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a Director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, other enterprise or employee benefit plan, against any liability asserted against, or incurred by, such individual in that capacity or arising out of such individual's status as such, whether or not the corporation would have the power to indemnify such individual against such liability under the provisions of Sections 41 through 49 of these bylaws or applicable law. Any such insurance may be procured from any insurance company designated by the Board of Directors of the

corporation, whether such insurance company is formed under the laws of Colorado or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity interest or any other interest, through stock ownership or otherwise.

Adopted and approved by the Shareholders of the Company on April 9, 2021.

DocuSigned by:

Roderick H. McLean

8C0CED3C2CE14BD...

Roderick H. McLean, Secretary

TSS, Inc. Common and Preferred Share Rights

TSS Common Shares

    (1) Total Authorized Shares: 150,000,000

    (2) Total Issued Shares: 69,881,799

    (3) Voting Rights: 1 vote per share

TSS Preferred Shares

    (1) Total Authorized Shares: 10,000,000

    (2) Total Issued Shares-Series A: 5,079,450

    (3) Voting Rights and Preferences:

1. One dollar ($1.00) in dividends/share will be paid, as follows:
   a. 2% of quarterly gross revenues from the Company shall be accrued on a pro-rata basis to all outstanding shares of Series A Stock within 45 days of the end of each quarter, beginning with the completion of the first quarter in 2021, until $1.00/share has been accrued and paid. The payment of dividends is conditioned upon the Company's net income and sufficient cash funds available after investment in the TSS business and shall be accrued and distributed in accordance with applicable corporate law and fiduciary duties to the Company;
   b. any remaining unpaid dividends shall be accrued and distributed on or before December 31, 2023 so long as the conditions for accrual stated above are met.
2. The Series A Preferred Stock dividends set forth herein shall accrue equally with all other Series A Preferred Stock and shall have a preference and be paid before any dividend is declared or paid with respect to common stock or other series of preferred shares issued by the Company.
3. The dividends shall be paid out of available cash, in compliance with applicable corporate laws, and under the fiduciary duties of the Board of Directors. The dividend right of the Shareholders of Series A Preferred Stock shall be cumulative, such that if the conditions for the distribution of dividends on the Series A Preferred Stock are not met upon accrual, as provided herein, the dividends shall accumulate on a quarterly basis.
4. In the event of any liquidation, dissolution or winding up of the Company, all unpaid dividends on each share of Series A Preferred

Stock shall first be paid. Thereafter, the Series A Preferred Stock shall participate with the Common Stock pro-rata on an as-converted basis.

5. The Company shall have the right to accelerate the payment of the Series A Preferred Stock dividends at its option.

6. The shares of Series A Preferred Stock evidenced hereby shall be senior to and shall have preference to dividends and to the extent legally permitted, liquidation proceeds, over any other subsequent issuance of preferred shares authorized and issued by the Company.

7. Upon the full payment of One Dollar ($1.00) per share of the Series A Preferred Stock in preferred share dividends to the Holder by the Company, the preferred shares shall be converted to common shares on a one (1) to one (1) conversion and, upon conversion, the converted shares Series A Preferred Stock shall be cancelled.

ii. At Investor's option, the Investor shall be offered to participate in a potential next round of Growth financing at up to ten times the amount of this Offer amount. The Investor will be offered the option to invest at the same terms and conditions as all other investors in the potential next round of Growth financing. The Investor shall have no more than thirty calendar (30) days from the time of being presented the option to invest to make a bona fide offer in this potential next round.